COMMENTS RECEIVED ON 07/21/2021 & 08/03/2021

FROM CHAD ESKILDSEN & EDWARD BARTZ

FIDELITY SELECT PORTFOLIOS (File Nos. 333-257786 and 811-03114)

Air Transportation Portfolio, Communications Equipment Portfolio, Computers Portfolio, Energy Portfolio, Energy Service Portfolio, Natural Gas Portfolio, Transportation Portfolio

N-14 FILED ON JULY 9, 2021

N-14 Proxy Statement and Prospectus

1)

THE PROPOSED TRANSACTIONS - Agreement and Plan of Reorganization

C:

If investments will be sold in connection with each merger, the Staff requests we disclose the following: estimated percentage of each fund’s portfolio to be sold; estimated brokerage/transactions costs (total dollar amount and per share amount); and the estimated realized capital gain gains related to sales (total dollar amount and per share amount).

R:

Form N-14 does not require specific disclosure regarding investments to be sold in connection with a merger. In addition, we believe it would be difficult to determine this information at the present time, given that the reorganizations will not occur until several months after the date of the proxy statement/prospectus. As noted in the proxy statement/prospectus, all of the current investments of the acquired funds are permissible investments for the acquiring funds. Nevertheless, if shareholders approve the Reorganization, FMR expects to reallocate assets as part of repositioning the combined portfolios, resulting in the purchase and sale of securities held by the funds. Furthermore, we have described in general terms the impact of purchases and sales and the tax impact of the reorganizations. For these reasons, we believe our existing disclosure is sufficient.

2)

Accounting Survivor

C:

The Staff requests we disclose somewhere in the registration statement which fund is the accounting survivor for each merger.

R:

The following disclosure will be added to “THE PROPOSED TRANSACTIONS” section of the registration statement:

“Each Acquiring Fund will be the accounting survivor.”

3)

SYNOPSIS - What proposal am I being asked to vote on?

“Approval of each Reorganization will be determined solely by approval of the shareholders of the individual fund affected. It is not necessary for all four Reorganizations to be approved for any one of them to occur.”

C:

The Staff requests we confirm that each merger into Energy Portfolio is not contingent upon the other being approved.

R:

We confirm that each merger into Energy Portfolio is not contingent upon the approval of both funds.

4)

SYNOPSIS - How do the funds’ investment objectives, strategies, policies, and limitations compare?

COMPARISON OF PRINCIPAL RISK FACTORS - What risks are associated with an investment in all of the funds?

C:

The Staff requests we provide narratives highlighting the differences in the funds’ investment strategies, policies, limitations, and risks. The Staff referenced Item 3(b) of form N-14.

R:

We believe that presenting the information side by side in a tabular format is a more effective way to highlight the differences between the funds.